UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Baxalta Incorporated

(Exact name of the registrant as specified in its charter)

Delaware	001-36782	47-1869689
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1200 Lakeview Drive, Bannockburn, Illinois		60015
(Address of principal executive offices)		(Zip code)

Stephanie D. Miller 224-940-3216

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Baxalta Incorporated (Baxalta) Conflict Minerals Report for the year ended December 31, 2015 is included as Exhibit 1.01 hereto and is also publicly available on Baxalta’s website at www.baxalta.com.

Item 1.02	Exhibit

The Baxalta Incorporated Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BAXALTA INCORPORATED

By:	/s/ Stephanie D. Miller
Stephanie D. Miller
Senior Vice President, Associate General Counsel and Corporate Secretary

Date: May 20, 2016

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